August 23, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James's Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 15, 2018
           File No. 333-226169

Dear Mr. Katkin:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on August 15, 2018

Business
Our solution: vibegron, page 97

1. We note your response to comment 1, but we continue to view your statement on page
       111 that vibegron "was observed to be potent" for the human beta-3 adrenergic receptor as presenting your conclusion regarding efficacy, which is inappropriate for you to make.
       We also note your related disclosure on page 111 that the half maximal effective
 Keith A. Katkin
Urovant Sciences Ltd.
August 23, 2018
Page 2
      concentration, or EC50, of vibegron, which is a measure of its potency, is 2.1 nanomolar at the beta-3 adrenergic receptor. Please expand your disclosure on page 111 to briefly explain EC50 as a measure of potency and place your disclosure on page 97 that vibegron was observed to be "the more potent beta-3 agonist" compared to mirabegron in its full and proper context by comparing the measures observed.
       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameKeith A. Katkin
                                                           Division of
Corporation Finance
Comapany NameUrovant Sciences Ltd.
                                                           Office of Healthcare
& Insurance
August 23, 2018 Page 2
cc:       Frank Rahmani, Esq.
FirstName LastName